UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41987

U-BX Technology Ltd.

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On May 12, 2026, as approved and authorized by a majority of the shareholders of U-BX Technology Ltd. (the “Company”) at an annual general meeting of shareholders held on November 4, 2025, the Board of Directors of the Company approved a reverse split of the Company’s outstanding class A ordinary shares and class B ordinary shares at a ratio of one-for-twenty-five (1-for-25) (the “Reverse Split”), effective on May 22, 2026, pursuant to which every twenty five (25) issued and outstanding class A ordinary shares, par value $0.0016 per share, of the Company were combined into one (1) class A ordinary shares, par value $0.04 per share, and every twenty five (25) issued and outstanding class B ordinary shares, par value $0.0016 per share, of the Company were combined into one (1) class B ordinary shares, par value $0.04 per share.

No fractional shares will be issued in connection with the Reverse Split. Instead, the Company will issue one full post-Reverse Split ordinary share to any shareholder who would have been entitled to receive a fractional share as a result of the process. The Reverse Split will reduce the number of outstanding class A ordinary shares of the Company from approximately 3.8 million to approximately 1.5 million and will affect all outstanding class A ordinary shares. The par value of the ordinary shares will be increased in proportion to the ratio of the Reverse Split to $0.04 per share and the number of authorized ordinary shares will be reduced in proportion to the ratio of the Reverse Split to 6,050,000,000 class A ordinary shares and 200,000,000 class B ordinary shares.

Upon the opening of the market on May 22, 2026, the Company’s class A ordinary shares began trading on the Nasdaq Capital Market (“Nasdaq”) on a post-Reverse Split basis under the current symbol “UBXG”.

The Reverse Split is intended for the Company to regain compliance with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2).

As of the effective date of the Reverse Split, the Company had 15,166,668 warrants outstanding (the “Warrants”) issued on April 28, 2026 that are subject to adjustment in accordance with the terms of the Warrants. Each Warrant entitle its holder to initially purchase 0.3 class A ordinary share at an exercise price of $0.30 per share.

As a result of the Reverse Split, pursuant to Section 3(a) of the Warrants, the exercise price of the Warrants has been adjusted from $0.30 per share to $7.50 per share and each Warrant, if exercised via cash or standard cashless exercise, entitles its holder to receive 0.012 class A ordinary shares. In addition, the Warrants provides that if, following the Reverse Split, the lowest volume-weighted average price during the five (5) consecutive trading days immediately preceding the effective date of the Reverse Split and ending five (5) consecutive trading days immediately after the effective date (the “Event Market Price”) is less than the adjusted exercise price of $7.50, then the exercise price shall be further reduced (but not increased) to the Event Market Price at the close of trading on the last day of such period.

However, the Warrants also include a “Zero Exercise Price Option”, an alternative cashless exercise mechanism, in lieu of paying the cash exercise price, that permits holders to receive class A ordinary share per Warrant for no additional consideration, subject to a warrant cap that the maximum aggregate number of class A ordinary share which may be issued upon exercise of all Warrants (including pursuant to the Zero Exercise Price Option) equal to 30% of the total Shares sold in the Offering (plus any shares resulting from rounding up fractional shares).

The adjustments under Section 3(a) of the Warrants apply only to the cash exercise price and to the number of Warrant Shares issuable upon a cash exercise or a standard cashless exercise under Section 2(c) of the Warrants, and do not affect the number of shares receivable under the Zero Exercise Price Option, which remains fixed at 0.3 of a class A ordinary share (rounded up to the nearest whole share) per Warrant. Accordingly, the Zero Exercise Price Option ratio has not been adjusted in connection with the Reverse Split.

Attached to this Report as Exhibit 99.1 is a copy of the press release dated May 18, 2026 titled “U-BX Technology Ltd. Announces Effective Date of Reverse Split”.

The information contained in this current report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-291797) and Registration Statement on Form S-8 (File No. 333-289069), as amended.

Exhibit Index

Exhibit No.	Description
99.1	Press Release - U-BX Technology Ltd. Announces Effective Date of Reverse Split, dated May 18, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U-BX Technology Ltd.

Date: May 27, 2026	By:	/s/ Jian chen
	Name:	Jian Chen

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